June 8, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C.   20549

Attention:  John Reynolds, Assistant Director

           Re:               Drewrys Brewing Company
Registration Statement on Form S-1
Filed April 5, 2011
File No. 333-173309

Dear Mr. Reynolds:

In response to your letter of April 29, 2011 regarding the above-referenced issuer, Drewrys Brewing Company (the “Company”), please be advised that the Company is responding to the Staff’s comments in this letter.  As requested in your letter, this letter references where each response to your specific comment was made in each respective filing.  For ease of reference, we have followed the numbering format of your letter in responding:

Registration Statement on Form S-1

Outside Front Cover Page of the Prospectus

1.	Please reconcile your statement here regarding the 90 day term of the offering with your statements on page six, 19 and possibly elsewhere that the offering may continue for 120 days.

RESPONSE:

Comment complied with in making the term of the offering consistently 120 days throughout the registration statement.

2.	Please remove the two images presented on the cover page in light of your not having produced any Drewrys or Holihan’s beverages to date.

28212 Kelly Johnson Parkway, Suite 110 | Valencia, California 91355
661.414.7125 Business | 818.475.1819 Facsimile |claudia@mcdowellodom.com
www.mcdowellodom.com

United States Securities and Exchange Commission
Division of Corporation Finance
June 8, 2011

RESPONSE:

Comment complied with through the removal of the images on the cover page.

Outside Back Cover Page of the Prospectus

3.	Please revise to provide the legend required by Item 502(b) of Regulation S-K.

RESPONSE:

Comment complied with the appropriate legend provided.

Summary of Our Offering, page 5

4.	Please revise your summary disclosure of the “Market for the common shares” on page five to clearly state that the price may be less than the price in this offering.

RESPONSE:

Comment complied with in the Amendment to the Registration Statement (the “Amendment”) filed concurrently with this response.

5.
Please reconcile your disclosure in the first and second full sentences of page six with the disclosure under Use of Proceeds starting on page 15. For example, under Use of Proceeds you (a) do not appear to describe the prioritized spending on essential business operations, (b) do not limit the remaining proceeds to “development of the business and marketing plan” and (c) seem to allocate proceeds for product development at all of the described proceeds levels.

RESPONSE:

Comment complied with in the revised disclosure of the Use of Proceeds in the Summary of Our Offering and in the Use of Proceeds Section.

Summary Information About Drewrys, page 6

6.
Please revise the prospectus throughout to clarify the significance of the four segments in the retail industry you have identified in the last paragraph of page six.  We note that you do not appear to discuss these segments elsewhere in the prospectus.

RESPONSE:

Comment complied with Amendment to Registration Statement being filed concurrently.

28212 Kelly Johnson Parkway, Suite 110 | Valencia, California 91355
661.414.7125 Business | 818.475.1819 Facsimile |claudia@mcdowellodom.com
www.mcdowellodom.com

United States Securities and Exchange Commission
Division of Corporation Finance
June 8, 2011

Summary Financial Date, page 7

7.
You refer to the year ended December 31, 2010 under the heading “Operating Data.”  However, your financial statements do not cover the year ended December 31, 2010; rather they cover the period from October 11, 2010 (inception) to December 31, 2010.  Please revise as appropriate.

RESPONSE:

Comment complied with in the Amendment. Also, the first quarter financial information is also provided in the Amendment.

Risk Factors, page 8

8.	The second and third risk factors appear to disclose different cost estimates. Please revise or advise.

RESPONSE:

Comment complied with to make the cost estimates consistently $25,000 throughout the Amendment.

9.	Please add a risk factor disclosing that you have no products developed or available for sale and discuss the related risk.

RESPONSE:

Comment complied with through the addition of a risk factor as described above.

10.
We note the first risk factor on page 10. It is unclear from the disclosure of Mr. Manzo’s business background in the last paragraph of page 29 what experience he has in the “beverage industry.”  Please revise on page 29 as appropriate or remove this reference.

RESPONSE:

Comment complied with by providing an expanded description of Mr. Manzo’s background and history in both the risk factor and the management section.

11.
We also note the penultimate risk factor on page 10. It is unclear why you only refer to “craft beer” in the heading to this risk factor rather than your proposed domestic budget beer discussed elsewhere in the prospectus. Please revise or advise.

28212 Kelly Johnson Parkway, Suite 110 | Valencia, California 91355
661.414.7125 Business | 818.475.1819 Facsimile |claudia@mcdowellodom.com
www.mcdowellodom.com

United States Securities and Exchange Commission
Division of Corporation Finance
June 8, 2011

RESPONSE:

Comment complied with the risk factor having been revised accordingly.

12.
Please add risk factors as appropriate relating to the risks identified in the paragraph under Reliance on Domestic Low-Priced and Craft Beer Segment Growth Rate on page 21 and under Reliance on Distributors, starting at the bottom of page 21.

RESPONSE:

Comment complied with through the addition of the risk factors described above.

Use of Proceeds, page 15

13.
Please revise this section to provide more detailed disclosure on the types of activities and expenditures included in the line items in the second table on page 16.  We note the following examples:  (a) it is unclear to what extent the proceeds will be allocated to consultants and contract brewers; (b) it is unclear which line item relates to the “mandatory operating expenses” discussed in the second paragraph of page 16 and the identical paragraph on page 17; and (c) your disclosure under Plan of Operation on page 25 may give the impression that you only need $25,000 to finish your business plan and to commence producing product.

RESPONSE:

Comment complied through expanded disclosure in the Amendment.

14.	Please discuss your planned use of proceeds in the event you sell less than 25% of the shares in this offering.

RESPONSE:

Comment complied with through the addition of a paragraph in the Use of Proceeds section which describes how the Company plans to allocate the funds received if that amount is less than $75,000.

28212 Kelly Johnson Parkway, Suite 110 | Valencia, California 91355
661.414.7125 Business | 818.475.1819 Facsimile |claudia@mcdowellodom.com
www.mcdowellodom.com

United States Securities and Exchange Commission
Division of Corporation Finance
June 8, 2011

15.
Please also provide the basis for your statement in the second paragraph of page 17 that “[w]e believe we will be able to meet these costs through use of funds in our treasury, through deferral of fees by certain service providers...” in light of your limited cash and apparent lack of relationships with any service providers.

RESPONSE:

Comment complied with through the addition of a sentence noting that the Company has no present contractual arrangements with any vendors.

16.
We note your disclosure on page 17 regarding the use of proceeds to acquire business entities, trademarks and brands. Please provide alternative tabular disclosure discussing the allocation of the proceeds of this offering at each of the proceeds levels in light of the contingency you describe. See Instruction 7 to Item 504 of Regulation S-K.

RESPONSE:

Comment complied with through the expansion of this disclosure to indicate that other companies may approach the Company and be interested in some form of business combination although the Company has not been approached by any such company and is unaware of any such company.

17.	Your prospectus cover page indicates that you “have no plans or intentions to be acquired or merge with an operating company.” Please reconcile this disclosure with the disclosure in this section.

RESPONSE:

Comment complied with through the expanded discussion as described in Response 16 above.

18.
Please provide the basis for your statement that the increase in equity capital “will provide” a greater interest in the public market for the common stock and will facilitate acquisitions using your common stock.

RESPONSE:

Comment complied with through the deletion of this paragraph.

28212 Kelly Johnson Parkway, Suite 110 | Valencia, California 91355
661.414.7125 Business | 818.475.1819 Facsimile |claudia@mcdowellodom.com
www.mcdowellodom.com

United States Securities and Exchange Commission
Division of Corporation Finance
June 8, 2011

19.
We note your disclosure in the last paragraph on page 17, in Plan of Operation starting on page 25, in Liquidity and Capital Resources starting on page 26 and other similar disclosure in the prospectus. Please reconcile such disclosure with your disclosure under Use of Proceeds (other than the last paragraph on page 17), particularly in relation to the tabular disclosure on page 16.  Furthermore, clearly distinguish throughout the prospectus between the uses of proceeds from the offering and any additional proceeds you believe will be necessary assuming the offering is fully subscribed.  Because of numerous inconsistencies in the referenced disclosures, we are unable to comment further at this point.  We may have additional comments upon review of the revised disclosure.

RESPONSE:

Comment complied with in that all sections are consistent in their disclosures and the Use of Proceeds has also been updated accordingly.  Additionally, the instances where additional capital requirements are disclosed has been expanded to make it clear that these proceeds will be from future offerings or other financings.

20.	Please quantify the amount of proceeds, if any, that will or may be paid to Mr. Manzo or his affiliates.

RESPONSE:

Comment complied with through the addition of a sentence at the end of this section which states that Mr. Manzo will receive none of the proceeds.

Dilution, page 18

21.	Please provide a dilution table assuming a nominal amount of shares is sold in the offering.

RESPONSE:

Comment complied with through the insertion of a dilution table as described above.

Business, page 20

General

22.
We note that the disclosure in this section does not appear to clearly discuss both your proposed craft beer and your proposed domestic budget or low-priced beer.  Please revise in this section and throughout the prospectus to clearly discuss both of these proposed product lines and the differences that may exist in industry trends, the respective markets and your anticipated strategy for each product. In this regard, we note your discussions under the heading Industry Overview on page 22 (in particular after the tabular disclosure), Competition on page 23, the second paragraph of page 25 and under Limited Operating History; Need for Additional Capital on page 25, among other possible locations.

28212 Kelly Johnson Parkway, Suite 110 | Valencia, California 91355
661.414.7125 Business | 818.475.1819 Facsimile |claudia@mcdowellodom.com
www.mcdowellodom.com

United States Securities and Exchange Commission
Division of Corporation Finance
June 8, 2011

RESPONSE:

Comment complied with in the revised discussion in the relevant sections.

Corporate Summary, page 20

23.	Please clarify in this section that you currently have no business operations and are a development stage company.

RESPONSE:

Comment complied with.

24.
We note your reference to your planned development of the Canadian Ace brand in the third paragraph of this section.  Please revise throughout the prospectus to discuss your planned development of this brand.

RESPONSE:

Comment complied with.

25.	Please revise to provide the name of the company that was “publicly traded” referred to in the second paragraph of this section.

RESPONSE:

Comment complied to indicate that the original Drewrys was publicly traded.

26.	Please disclose the name of the entity previously engaged in the distribution of the Holihan brand.

RESPONSE:

Comment complied with through the expanded discussion of the original Holihan brand.

28212 Kelly Johnson Parkway, Suite 110 | Valencia, California 91355
661.414.7125 Business | 818.475.1819 Facsimile |claudia@mcdowellodom.com
www.mcdowellodom.com

United States Securities and Exchange Commission
Division of Corporation Finance
June 8, 2011

27.
Please disclose the principal terms of the agreements under which the prior owners of Drewrys and Holihan brands transferred the brands to Mr. Manzo or Drewrys and file those agreements as exhibits to the registration statement.

RESPONSE:

Comment complied with through the revised disclosure of the agreements between Mr. Manzo and the Company for the trademarks.  Additionally, copies of the agreements have been filed as exhibits to the Amendment.

28.	Please revise to disclose the principal terms of the bill of sale discussed in the second risk factor on page nine.

RESPONSE:

Comment complied with through a discussion of the amount of consideration paid to Mr. Manzo for the trademark assignment to the Company.

29.	Please revise to provide the source(s) for the statistics provided in the last paragraph of page 20.

RESPONSE:

Comment complied with to disclose the source of the statistics cited.

30.
Please clarify the meaning of the first sentence of the second paragraph on page 21, which states “[a]ccordingly, Drewrys plans to call for accelerated introduction of additional bottled brands and draft beer.”

RESPONSE:

Comment complied with through the elimination of the word “accelerated” to more accurately reflect the Company’s plans.

Industry Overview, page 22

Domestic Beer Market, page 22

31.
We note your statement in the first sentence of this section that” 177 million bbl. is therefore the approximate equivalent to 58.5 billion 12 oz. bottles of beer.”  It is unclear what the relevance of this sentence is to your overall disclosure. Please revise to clarify or advise.

28212 Kelly Johnson Parkway, Suite 110 | Valencia, California 91355
661.414.7125 Business | 818.475.1819 Facsimile |claudia@mcdowellodom.com
www.mcdowellodom.com

United States Securities and Exchange Commission
Division of Corporation Finance
June 8, 2011

RESPONSE:

Comment complied with through the elimination of this sentence.

32.
Please provide the basis for the statistics found in the first paragraph beneath the tabular disclosure in this section and provide the names of the industry analysts predicting that craft beer sales will continue to increase.

RESPONSE:

Comment complied with through providing the name of the publication that provided the disclosure.

Patents and Trademarks, page 23

33.
We note that the listed registrants for the Drewrys and Holihan’s trademarks, according to the United States Patent and Trademark Office’s Trademark Electronic Search System, appear to be “Aventura beverages, Inc. DBA Drewrys Brewing Company” and “Holihan/Van Houten, Inc.,” respectively.  Please advise us of your relationship with these entities. We may have further comment.

RESPONSE:

Comment complied with through the disclosure of Mr. Manzo’s sole ownership Aventura Beverages, Inc.

34.
Furthermore, clarify whether you have any intellectual property rights regarding the two images that appear on your prospectus cover page or the phrase “The Big D,” referred to in the third paragraph of page 21.

RESPONSE:

Comment complied with to disclose that the Company does not possess any intellectual property right with respect to drawing done by prior owners of the trademarks.  The Company does own the current trademarks for Drewrys and Holihan.

28212 Kelly Johnson Parkway, Suite 110 | Valencia, California 91355
661.414.7125 Business | 818.475.1819 Facsimile |claudia@mcdowellodom.com
www.mcdowellodom.com

United States Securities and Exchange Commission
Division of Corporation Finance
June 8, 2011

Government Regulation, page 23

35.
Please revise this section to discuss laws that may affect your relationship with possible distributors in the states you intend to target.  We note, in this regard, your disclosure under Reliance on Distributors on pages 21 and 22.

RESPONSE:

Comment complied with through expanded discussion of possible state regulations and laws with which the Company may have to comply.

Plan of Operation, page 25

36.
Please revise here, or elsewhere as appropriate, to discuss the time frame for each anticipated milestone in your plan of operation up to the point where you anticipate generating revenues from your business. In this regard, also discuss the anticipated costs of each milestone, and the expected source(s) of funding.

RESPONSE:

Comment complied with the insertion of the requested information in tabular form with estimated dates and costs associated with those milestones.

Liquidity and Capital Resources, page 26

37.
We note the penultimate sentence in the third paragraph of this section starting with, “[c]urrently, the Company believes these figures...”  It is unclear how unemployment numbers and home building trends relate to the preceding disclosure.  Please revise to clarify or advise.

RESPONSE:

Comment complied with through elimination of this sentence.

38.	Please provide more detailed disclosure of the monthly cash flow requirement discussed in the third paragraph of page 27.

RESPONSE:

Comment complied with through expanded disclosure of current cash flow requirements.

28212 Kelly Johnson Parkway, Suite 110 | Valencia, California 91355
661.414.7125 Business | 818.475.1819 Facsimile |claudia@mcdowellodom.com
www.mcdowellodom.com

United States Securities and Exchange Commission
Division of Corporation Finance
June 8, 2011

Background of Officer and Director, page 29

39.
Please revise your description of Mr. Manzo’s business background to include the principal business of Metrecal Nutrition, Inc. and to clarify his position and starting date there. In this regard, we note that you have included two separate, slightly differing, references to his work at Metrecal.

RESPONSE:

Comment complied with to eliminate any confusion concerning Mr. Manzo’s position at Metrecal Nutrition, Inc.

40.	Please provide the start and end date for Mr. Manzo’s position with QVP Brands, Inc.

RESPONSE:

Comment complied with in Amendment.

41.
Please identify the “various business entities” referred to in the penultimate sentence of page 29. Please explain how he assisted their formation.  If he held a position with these entities, please name the position by entity and disclose the time period of the position, by beginning and ending month and year.

RESPONSE:

Comment complied with in the expanded disclosure of Mr. Manzo’s background.

42.
Please disclose Mr. Manzo’s position with Winsted Holdings, Inc.  Please briefly describe its business history and activities and describe its lapse in filing required reports with the Commission.  Please advise whether the deficient reporting history represents a material risk to investors in the proposed offering. If yes, please add an appropriate risk factor.

RESPONSE:

 Comment complied with to address these issues.

43.
For each director, briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the registrant at the time the disclosure is made, in light of the company’s business and structure, as required by Item 401(e) of Regulation S-K.

28212 Kelly Johnson Parkway, Suite 110 | Valencia, California 91355
661.414.7125 Business | 818.475.1819 Facsimile |claudia@mcdowellodom.com
www.mcdowellodom.com

United States Securities and Exchange Commission
Division of Corporation Finance
June 8, 2011

RESPONSE:

Comment complied with through the expanded disclosure of Mr. Manzo’s experience in managing and operating public companies.

Certain Transactions and Related Transactions, page 30

44.
Please provide the information required by Item 404(d) of Regulation S-K for the bill of sale transaction you entered into with Mr. Manzo in this section or advise us of why you believe such disclosure is not required.

RESPONSE:

Comment complied with and required information provided in the Amendment.

Summary Compensation Table, page 30

45.	Please provide the information in the summary compensation table as of December 31, 2010.

RESPONSE:

Comment complied with.

Principal Stockholders, page 30

46.	Please provide the information in this section as of the most recent practicable date.

RESPONSE:

Comment complied with and information updated accordingly.

Financial Statements, page 34

47.	Please consider Rule 8-08 of Regulation S-X in determining whether you should provide updated financial statements.

RESPONSE:

Please see updated financial statements filed with Amendment.

28212 Kelly Johnson Parkway, Suite 110 | Valencia, California 91355
661.414.7125 Business | 818.475.1819 Facsimile |claudia@mcdowellodom.com
www.mcdowellodom.com

United States Securities and Exchange Commission
Division of Corporation Finance
June 8, 2011

Note 1.  General Organization and Business, page F-6

48.	Please revise to disclose your fiscal year-end.

RESPONSE:

Comment complied with.

Note 2.  Summary of Significant Accounting Practices, page F-6

Subsequent Events, page F-8

49.
Please revise to disclose the date through which subsequent events have been evaluated and state whether that date is the date the financial statements were issued or the date the financial statements were available for issuance pursuant to FASB ASC 855-10-50-1.

RESPONSE:

Comment complied with.

Part II

Indemnification of Directors and Officers, page II-2

50.	Please revise this section to clarify which provisions described in this section are derived from your articles of incorporation, bylaws or Nevada law.

RESPONSE:

Comment complied with.

Signatures, page II-6

51.
We note that your registration statement appears to have been signed six days after its filing date of April 5, 2011.  In your amended registration statement, please provide an appropriately dated signature.

RESPONSE:

Comment complied with.

Exhibits

52.	Please file the bill of sale discussed in the second risk factor on page nine as an exhibit to your registration statement. See Item 601 of Regulation S-K.

28212 Kelly Johnson Parkway, Suite 110 | Valencia, California 91355
661.414.7125 Business | 818.475.1819 Facsimile |claudia@mcdowellodom.com
www.mcdowellodom.com

United States Securities and Exchange Commission
Division of Corporation Finance
June 8, 2011

RESPONSE:

Comment complied with.

The Company is also filing a letter acknowledging the above in a filing with the Commission being made at the same time that this correspondence is being filed.

Please contact me with any questions.

Sincerely,

MCDOWELL ODOM LLP

/s/ Claudia McDowell
Claudia J. McDowell

/CJM
Enclosures

28212 Kelly Johnson Parkway, Suite 110 | Valencia, California 91355
661.414.7125 Business | 818.475.1819 Facsimile |claudia@mcdowellodom.com
www.mcdowellodom.com